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                          DESCRIPTION OF CAPITAL STOCK

     Immediately after the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of April 1, 2000, including the exercise of a right to purchase 895,342 shares of common stock in May 2000, and assuming the conversion of all outstanding shares of preferred stock into common stock immediately prior to the closing of this offering, there were outstanding 115,253,728 shares of common stock, held of record by approximately 116 stockholders. We also had outstanding options to purchase 20,684,999 shares of common stock.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any shares of preferred stock that may be outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock outstanding are, and the shares of common stock offered in this offering, when they are issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

     Upon the closing of this offering, the board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We entered into an Investors' Rights Agreement with our preferred stockholders that grants rights for registration under the Securities Act to the holders of 40,524,435 shares of our common stock upon the completion of this offering.

     At any time after six months after the effective date of this offering, the holders of a majority of the shares that have registration rights can request that we register all or a portion of their shares as long as the total offering price of the shares to the public in that offering is at least $20.0 million. We are required to file up to two registration statements under this right. The holders of shares that have registration rights can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2.0 million. We could be required to file one Form S-3 registration statement in any period of 12 months.

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     In addition, the stockholders with registration rights have the right to include their shares in any registration statement that we file, except for registration statements that cover an employee benefit plan or a corporate reorganization. These stockholders have waived their rights with respect to this offering. If marketing reasons dictate, the managing underwriter of any underwritten offering will have the right to limit the number of shares registered for these holders in the registration to 25% of the total shares covered by the registration statement.

     We will pay all expenses incurred in connection with these registration statements, except for underwriters' and brokers' discounts and commissions, which the selling stockholders will pay. The registration rights expire for any particular stockholder if the stockholder can sell all of its shares in one period of three months under Rule 144 under the Securities Act. The registration rights expire for all stockholders five years after completion of this offering.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

     Provisions of our restated certificate of incorporation and bylaws that will be in effect after this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

     - divide our board of directors into three classes serving staggered three-year terms;

     - eliminate the right of stockholders to act by written consent without a meeting;

     - eliminate the right of stockholders to call special meetings of stockholders;

     - eliminate cumulative voting in the election of directors;

     - allow us to issue preferred stock without any vote or further action by the stockholders; and

     - require approval of at least two-thirds of the outstanding shares of common stock to remove a director.

     The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deterring hostile takeovers, or delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

     In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder unless specified conditions are met.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

LISTING

     Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the trading symbol "HAND."

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